UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Sierra Metals Inc. (the “Company”) on November 13, 2017 to include ten (10) additional Exhibits (Exhibits 99.1 to 99.10 as listed in the Exhibit Index to this Form 6-K/A), such Exhibits to also be incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-218076).

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index to this Form 6-K/A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: November 16, 2017	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit o.	Description
99.1	Certificate of Matthew Hastings
99.2	Certificate of Jeff Osborn
99.3	Certificate of Daniel H. Sepulveda
99.4	Certificate of John Tinucci
99.5	Certificate of Shannon L. Rhéaume
99.6	Consent of Matthew Hastings
99.7	Consent of Jeff Osborn
99.8	Consent of Daniel H. Sepulveda
99.9	Consent of John Tinucci
99.10	Consent of Shannon L. Rhéaume

Exhibits 99.1 to 99.10 included with this report on Form 6-K/A are hereby incorporated by reference into the prospectus included in the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076), as amended or supplemented.

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